EXHIBIT NO. 11.1

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2004
	Shares	Earnings Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	5,578	$2.21

Diluted
Average Shares Outstanding	5,578
Common Stock Equivalents	163

Totals	5,741	$2.15

	Year Ended December 31, 2003
	Shares	Earnings Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	4,363	$1.98

Diluted
Average Shares Outstanding	4,363
Common Stock Equivalents	134

Totals	4,497	$1.92